[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

April 5, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         J. Nolan McWilliams, Attorney-Advisor

Tonya K. Aldave

Re:                             Hawaiian Holdings, Inc.

Registration Statement on Form S-3

Filed March 14, 2013

File No. 333-187255 & -01

Ladies and Gentlemen:

On behalf of Hawaiian Holdings, Inc. (the “Company”) and its wholly owned subsidiary, Hawaiian Airlines, Inc. (“Hawaiian Airlines”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via email on April 1, 2013 (the “Comment Letter”) relating to the Registration Statement on Form S-3 (SEC File No. 333-187255 & -01) filed by the Company and Hawaiian Airlines on March 14, 2013 (the “Registration Statement”).  The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

The Company and Hawaiian Airlines are concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). We have enclosed with the copy of this letter that is being transmitted via overnight delivery four (4) copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement.

General

1.                                      We note that your Form 10-K incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. The registration statement may not be declared effective until you file the definitive proxy statement or an amended Form 10-K, which includes all items required by Form 10-K. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01, available on our website.

Company Response:

The Company acknowledges the Staff’s comment and understands that the Registration Statement may not be declared effective until it files its definitive proxy statement or an amended Form 10-K, which includes all items required by Form 10-K.

Calculation of Registration Fee Table

2.                                      It does not appear that you are describing Rule 457(i) in footnote (1) to the registration fee table. Please revise or advise.

Company Response:

In response to the Staff’s comment, the Company has revised the fee table to remove the reference to Rule 457(i) from footnote (1) and to make certain other clarifying changes to the description of the securities covered by the Registration Statement.

3.                                      We note that footnote (7) to the registration fee table contemplates the offering of units. Please revise the fee table to separately list the units and describe them in the prospectus.

Company Response:

In response to the Staff’s comment, the Company has revised the fee table to separately list the units and has described the units in the prospectus.

Exhibit 5.1

4.                                      Please have counsel revise paragraph 5 on page 3 to opine that Depositary Shares will entitle their holders to the rights specified in the deposit agreement and ADR. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

Company Response:

In response to the Staff’s comment, we have revised paragraph 5 of our opinion filed as Exhibit 5.1 to Amendment No. 1 to include an opinion that Depositary Shares will entitle their holders to the rights specified in the Depositary Agreement and the Depositary Receipts.

Exhibit 5.2

5.                                      Please refer to assumption (iii) in the first full paragraph on page 2. Please have counsel remove this assumption or confirm that counsel will file an unqualified opinion at each takedown.

Company Response:

In response to the Staff’s comment, the Company confirms that counsel will file an unqualified opinion at the time of each takedown.

* * * * *

Should you have any further questions or comments, please feel free to contact the undersigned at (650) 565-3844, or in my absence, Aaron Alter at (650) 320-4693.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

/s/ Michael S. Russell
Michael S. Russell

cc:                                Mark B. Dunkerley

Scott E. Topping

Hoyt H. Zia, Esq.

Hawaiian Holdings, Inc.

Aaron Alter, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

John K. Hoyns, Esq.

Steven I. Chung, Esq.

Hughes Hubbard & Reed LLP